Sovereign Real Estate Investment Trust

                         August 6, 2002



Mr. Paul Fischer
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-9
450 Fifth Street, N.W.
Washington, D.C.  20549-0404

     Re:  Sovereign Real Estate Investment Trust (the "Company")
          Application for Withdrawal of Registration Statement on Form S-4 (No. 333-81150)

Dear Mr. Fischer:

     On January 22, 2002, the Company filed a registration statement on Form S-4 which was subsequently amended on May 14, 2002, and June 27, 2002 (as amended, the "Registration Statement"). Effective immediately, the Company hereby requests that the Registration Statement be withdrawn for the following reasons:

     1. Pursuant to a Registration Rights Agreement (the "Agreement") dated August 28, 2002, among Sovereign Bank, the Company and the Initial Purchasers (as defined therein), the Company agreed to file a registration statement and register the Company's outstanding 12% Series A Noncumulative Exchangeable Preferred Interests (the "Securities") or register identical interests and conduct an exchange offer within the respective deadlines set forth in the Agreement, so that the holders thereof would hold securities registered under the Securities Act of 1933, as amended;

     2. The Company failed to file a registration statement and register the Securities within such deadlines and was obligated to pay liquidated damages to the holders of the outstanding Securities;

     3. In accordance with Rule 144(k), the outstanding Securities will become freely tradable on August 29, 2002. Pursuant to the Agreement, (a) the Securities will cease to be Transfer Restricted Securities (as defined therein) as of such date; (b) the Company is no longer obligated to pay liquidated damages to the holders of the outstanding Securities; and (c)the holders of the Securities will be in the same position that they would have been in had the Registration Statement become effective and had the holders received registered securities; and

     4. Because of the foregoing, neither the holders of the Securities nor the Company will suffer any detrimental effects if the Registration Statement is withdrawn.

     The undersigned, on behalf of the Company hereby represents without personal liability that the Company has not issued or sold any of the securities covered by the Registration
Statement.

     If you have any questions regarding this matter please contact either Wes Kelso at (717) 399-6632 or Frank Macerato at
(610) 478-2112.  Thank you for your assistance in this matter.

                              Very truly yours,

                              SOVEREIGN REAL ESTATE INVESTMENT
                              TRUST



                              /s/ Mark R. McCollom
                              ----------------------------------
                              Mark R. McCollom, Vice President

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